Exhibit 23.1

To the Board of Directors and Shareholders
China Bottles, Inc.

We hereby consent to the inclusion in the 8-K/A of China Bottles, Inc. of (i) our report dated October 31, 2007, relating to the financial statements of China Valley Development Limited as of December 31, 2006 and for the year then ended and for the period from the date if inception on July 5, 2005 to December 31, 2005 and 2006, (ii) our report dated August 6, 2008, relating to the financial statements of Fogang Guozhu Plastics Co. Limited as of December 31, 2006 and 2005, (iii) our report dated August 6, 2008, relating to the financial statements of Fogang Blowing Equipment Co. Limited as of December 31, 2006 and 2005, and (iv) our report dated August 6, 2008, relating to the financial statements of Fogang Guozhu Precision Mold Co. Limited as of December 31, 2006 and 2005.

/s/ Madsen & Associates CPA’s, Inc.

Madsen & Associates CPA’s, Inc.
August 20, 2008